Exhibit 99.2

China Ming Yang Wind Power Group Limited

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We

Please Print Name(s)

of

Please Print Address(es)

being (a) shareholder(s) of the Company with                      shares respectively hereby appoint

                                                                                           of

or failing him/her

                                                                                           of

or failing him/her the duly appointed chairman of the AGM (the “Chairman”) as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the “AGM”) to be held on 20th day of November 2012 at Nov. 20. 9:30 a.m. at the offices of China Ming Yang Wind Power Group Limited at Mingyang Industrial Park, 22 Torch Road, Torch Development Zone, Zhongshan 528437, Guangdong, People’s Republic of China and at any adjournment of the AGM. My proxy is instructed to vote on a poll on the resolutions in respect of the matters specified in the Notice of the AGM as indicated below:

Resolution	For	Against	Abstain
1. As an ordinary resolution that the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2011 be approved and adopted.

2. As an ordinary resolution that the appointment of KPMG as the Company’s independent auditors with effect from August 11, 2011 be approved, confirmed and ratified.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution.

Signed:

Name:

Date:

In the case of joint holders the

senior holder (see note 4 below) should sign.

Please provide the names of all other

joint holders:

2

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or completes and returns this form appointing a specific proxy.

3	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of China Ming Yang Wind Power Group Limited at Mingyang Industrial Park, 22 Torch Road, Torch Development Zone, Zhongshan 528437, Guangdong, People’s Republic of China, or send copies of the foregoing by facsimile to +86 760 2813 8709 / +86 760 2813 8898, or send copies of the foregoing by email to beatrice.li@mywind.com.cn / xiaochongqing@mywind.com.cn, in each case marked for the attention of Beatrice Li / Grant, as soon as possible and in any event not later than 48 hours before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7	Any alterations made to this form must be initialled by you.

3